Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

February 12, 2025

VIA EDGAR CORRESPONDENCE

Emily Rowland
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VI (the “Trust”)
File Nos. 333-182308; 811-22717

Dear Ms. Rowland:

This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VI (the “Registrant” or “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on December 6, 2024 (the “Registration Statement”). The Registration Statement relates to the First Trust Small Cap BuyWrite Income ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statements. Please ensure that corresponding changes are made to all similar disclosure.

Please provide responses to all of the Staff’s comments on EDGAR at least five business days before the effective date of the Registration Statements. Once the correspondence is filed, please provide notice by email and include a redline showing any changes.

Please note that where a comment is made in one Fund such comment should be addressed in all other Funds where it applies in the respective Registration Statement.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statements and that it will provide the Staff with a response letter in the form of correspondence at least five business days before effectiveness. The Registrant further confirms it will provide a copy of the correspondence and corresponding redline of the Registration Statements to the Staff once filed.

Comment 2 – Fees and Expenses of the Fund

Please supplementally provide a completed fee table and expense examples for the Funds.

Response to Comment 2

A completed fee table and expense examples applicable to each Fund has been attached hereto as Exhibit A.

Comment 3 – Principal Investment Strategies

The Staff notes the disclosure states, “Under normal market conditions, the Fund will pursue its investment objectives by investing primarily in small cap equity securities listed on U.S. exchanges and by utilizing a buy-write “option strategy” consisting of writing (selling) U.S. exchange-traded call options on the Russell 2000  Index (the “Russell 2000 Index”) or small cap equity exchange-traded funds (the “Underlying ETFs”).

(a)	If accurate, please add “covered” before “exchange-traded call options”
(b)	If options utilized as a part of the buy-write strategy will not be covered, please revise the disclosure throughout the Registration Statement to state this.
(c)	Please revise the disclosure to state what is meant by covered or uncovered call options.

Response to Comment 3

The Registrant notes that not all of the written options will be covered. In accordance with the Staff’s comment, the following disclosure has been added to the Principal Investment Strategies section:

“The call options that the Fund will write (sell) on the Russell 2000 Index or the Underlying ETFs will technically be “uncovered”. A written (sold) call option is “covered” when an investor (such as the Fund) owns the security serving as the reference asset for the call option and is “uncovered” when an investor (such as the Fund) does not own the security serving as the reference asset. While the potential losses on uncovered call options are theoretically unlimited, the Fund will hold individual stocks comprising the Russell 2000 Index and Underlying ETFs that will serve to hedge the risk associated with the Fund’s sale of options referencing the Russell 2000 Index and/or the Underlying ETFs.”

Comment 4 – Principal Investment Strategies

The Staff notes the disclosure states, “Under normal market conditions, the Fund will invest at least 80% of its net assets (plus borrowings for investment purposes) in small cap equity securities or instruments (including options contracts) that provide exposure to small cap equity securities. For purposes of this investment test, derivative contracts (such as option contracts) will be valued using their notional value.”

(a)	Please clarify in the disclosure whether the word “instrument” is referring to the same concept as “derivative contracts” as referred to later in the above-referenced disclosure.
(b)	Please clarify, either in the Fund’s 80% investment policy or principal investment strategies section, if derivatives other than options will be utilized by the Fund.

Response to Comment 4

Please refer to the Registrant’s responses below.

(a)	The disclosure will be revised in accordance with the Staff’s comment.
(b)	The Registrant notes that the disclosure has been revised to note that the Fund may, on a non-principal basis, invest in other derivatives. Please refer to Response to Comment 20.

Comment 5 – Principal Investment Strategies

The Staff notes the disclosure states, “The Fund defines “small cap” equity securities as those securities with market capitalizations that at the time of investment are within the market capitalization range of the companies comprising the Russell 2000 Index or the S&P SmallCap 600 Index.”

(a)	Please revise the disclosure to state what the current market capitalization ranges are for the Russell 2000 Index and the S&P SmallCap 600 Index (as of a most recently practicable date).
(b)	Please explain why there are two indices referenced in the above disclosure and how that will work in practice. For example, will the range of market capitalizations be the widest range between the two indices? Please clarify in the disclosure how this will work.

Response to Comment 5

Pursuant to the Staff’s comment, the disclosure has been revised to include the current market capitalization ranges for the Russell 2000 Index and the S&P SmallCap 600 Index as of a most recently practicable date.

As it relates to the use of two indices for determining the range of market capitalizations, both such indices are widely recognized unaffiliated third-party small capitalization indices. For determining the market capitalizations comprising the “small capitalization” market of securities, the Fund will reference the capitalization ranges of the securities comprising these two indices. If either index classifies a security with a particular market capitalization as being a “small capitalization” security as of the date the test is being conducted, the Fund believes it is reasonable to classify such security, or a different security with such a market capitalization, as being a “small capitalization” security.

Comment 6 – Principal Investment Strategies

The Staff notes the disclosure states, “The Fund will employ a buy-write option strategy pursuant to which it will invest directly in small cap equity securities and write (sell) U.S. exchange-traded call options on the Russell 2000 Index or the Underlying ETFs in order to seek additional cash flow in the form of premiums on the options that may be distributed to shareholders on a monthly basis.” If accurate, please add “covered” before “exchange-traded” call options.

Response to Comment 6

As noted above in the Registrant’s Response to Comment 3, not all of the options that the Fund will write (sell) will be covered. Therefore, the Registrant respectfully declines to add a reference to “covered”.

Comment 7 – Principal Investment Strategies

The Staff notes the disclosure states, “The equity securities in which the Fund will invest and the options which the Fund will write will be limited to U.S. exchange-traded securities and options.” Please clarify whether this means U.S. exchange-traded options or options on U.S. exchange-traded securities.

Response to Comment 7

The disclosure has been revised to clarify that the options will be U.S. exchange-traded options.

Comment 8 – Principal Investment Strategies

The Staff notes the disclosure states, “The equity securities held by the Fund may include non-U.S. securities that are either directly listed on a U.S. securities exchange or in the form of depositary receipts.” Please specify, if true, that these are American depositary receipts.

Response to Comment 8

The disclosure has been revised in accordance with the Staff’s comment.

Comment 9 – Principal Investment Strategies

The Staff notes the disclosures states, “The option portion of the portfolio will generally consist of U.S. exchange-traded calls on the Russell 2000 Index or the Underlying ETFs that are written by the Fund.” Please change “generally” to “primarily”.

Response to Comment 9

In accordance with the Staff’s comment, the reference has been changed to “primarily.”

Comment 10 – Principal Investment Strategies

The Staff notes that certain parts of the disclosure in Item 4 are repetitive. Consider streamlining the disclosure for clarity.

Response to Comment 10

The disclosure has been revised in accordance with the Staff’s comment.

Comment 11 – Principal Investment Strategies

The Staff notes the disclosures states, “The call options written by the Fund will generally have a short notional value of 50-100% of the Fund’s assets, excluding the notional value of any offsetting long call positions”. However, earlier disclosure states, “The Fund does not target a specific income level, but seeks to provide investors with current income primarily from options premiums through writing calls with a short notional value of 50-100% of the Fund’s assets excluding the notional value of any offsetting long call positions.” Please revise the disclosure for consistency to use “primarily” throughout.

Response to Comment 11

The Registrant notes that the two referenced sentences are referring to different concepts. The Fund seeks to provide investors with current income primarily from the premiums received on the call options that the Fund will write, but income may also be generated from the Fund’s other investments. However, the call options written by the Fund (to receive the premium) will generally have a short notional value of 50-100% of the Fund’s assets. The Registrant does not believe these two statements to be inconsistent with each other and respectfully declines to revise the disclosure as it believes the current disclosure is adequate for investor comprehension.

Comment 12 – Principal Investment Strategies

The Staff notes the disclosure states, “In addition to selling call options on the Russell 2000 Index or Underlying ETFs, the Fund may both sell a call and buy an offsetting call with a higher strike price on the Russell 2000 Index or Underlying ETFs in order to retain some upside performance in certain market conditions.” If accurate, please state that these offsetting call options are not a part of the main buy-write strategy.

Response to Comment 12

The Registrant notes that the offsetting call options are not intended to be a part of the Fund’s strategy relating to the provision of current income, but rather will be used in seeking to achieve the Fund’s secondary investment objective of providing capital appreciation. The disclosure has been revised accordingly.

Comment 13 – Principal Investment Strategies

The Staff notes the disclosure states, “The Fund may also hold shares of the Underlying ETFs directly from time to time.” To the extent the shares held by the Fund are small cap securities, please clarify that they will count towards the Fund’s 80% names rule policy.

Response to Comment 13

The Registrant confirms that to the extent the Fund invests directly in shares of Underlying ETFs, such investments will count towards the Funds 80% investment policy. The referenced disclosure has been revised to make this clear.

Comment 14 – Principal Risks

The Staff has the following comments with respect to the “Call Options Risk”:

(a)	Please considering revising the risk to be tailored to covered call options.
(b)	The Staff notes that the risk factor includes language regarding “uncovered” call options, if uncovered call options are a part of the Fund’s principal investment strategy, please add disclosure stating this in the applicable section.
(c)	If the Fund is utilizing uncovered call options, please disclose in the principal investment strategy if the Fund will use leverage as part of its principal investment strategy.

Response to Comment 14

Given that the Fund will write (sell) uncovered options, the Registrant believes the current risk disclosure is accurate and adequate for investor comprehension and thus respectfully declines to make any revisions. The Registrant further confirms that language has been added to the Principal Investment Strategies section disclosing that the Fund will utilize uncovered call options.

With respect to clause (c), the Registrant confirms the intent is not for the Fund to use leverage and therefore no changes to the disclosure have been made.

Comment 15 – Principal Risks

With respect to the Depositary Receipts Risk, please revise the disclosure to specify if referring to American Depositary Receipts.

Response to Comment 15

The Registrant has revised the disclosure set forth in the section entitled “Principal Investment Strategies” to indicate that it may invest in American Depositary Receipts but respectfully declines to revise “Depositary Receipts Risk” as it has determined that such disclosure in its current form is accurate and compliant with the requirements of Form N-1A.

Comment 16 – Principal Risks

Please consider revising the “Non-U.S. Securities Risk” to more closely align with the strategy of the Fund.

Response to Comment 16

The Fund has thoughtfully considered the Staff’s comment and determined that the risk disclosure in its current form is accurate and compliant with the requirements of Form N-1A and thus respectfully declines to revise the referenced disclosure.

Comment 17 – Principal Risks

Please revise the “Significant Exposure Risk” to be consistent with the disclosure contained in Item 4. For example, the risk states “to the extent that the Fund invests a significant percentage of its assets in a single asset class or the securities of issuers within the same country, state, region, industry or sector, an adverse economic, business or political development may affect the value of the Fund’s investments more than if the Fund were more broadly diversified,” while the Item 4 disclosure states that “to the extent the Fund invests a significant portion of its assets in a given jurisdiction or investment sector, the Fund may be exposed to the risks associated with that jurisdiction or investment sector.”

Response to Comment 17

The Fund has thoughtfully considered the Staff’s comment and determined that the risk disclosure in its current form is accurate and compliant with the requirements of Form N-1A and thus respectfully declines to revise the referenced disclosure.

Comment 18 – Principal Risks

Please consider revising the “Valuation Risk” to more closely align with the strategy of the Fund.

Response to Comment 18

The Registrant has thoughtfully considered the Staff’s comment and determined that the risk disclosure in its current form is accurate and compliant with the requirements of Form N-1A and thus respectfully declines to revise the referenced disclosure.

Comment 19 – General

Please supplementally disclose whether the Fund will use an absolute or relative value-at-risk (“VaR”) test, and if relative, please provide the identity of the index, or alternatively, whether the Fund will use its own investments, excluding derivatives transactions, as its designated reference portfolio.

Response to Comment 19

The Registrant confirms the Fund will use a relative VaR test by using its own investments, excluding derivatives transactions, as its designated reference portfolio.

Comment 20 – Fund Investments

The Staff notes that “Hedging Related Derivative Instruments” is listed under “Principal Investments.” Please confirm if options are the only derivatives that the Fund intends to invest in. If other derivative investments are contemplated, please disclose in the principal investment strategies section.

Response to Comment 20

The Registrant notes that the disclosure under “Fund Investments - Derivatives” has been revised to note that the Fund may, on a non-principal basis, utilize derivatives, including futures contracts, in pursuit of its investment objective and corresponding risk disclosure has been added to the non-principal risks section.

Comment 21 – Fund Investments

The Staff notes that “Real Estate Investment Trust” is listed under “Principal Investments.” Please tailor this disclosure towards the types of investments the Fund will make.

Response to Comment 21

The Registrant currently expects REITs to constitute a non-principal investment of the Fund and has thus revised the disclosure accordingly.

Comment 21 – Statement of Additional Information

Please revise the fundamental policies disclosure contained in the section entitled “Investment Objective and Policies” to state that the Fund’s investment objective is fundamental.

Response to Comment 21

The Registrant notes that the investment objective of the Fund is non-fundamental. The disclosure has been revised accordingly.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Shareholder Fees
(fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.85%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.85%

(1)	“Other Expenses” is an estimate based on the expenses the Fund expects to incur for the current fiscal year.

Example

The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$87	$271